Exhibit 99.1 Press release

WiLAN Announces Corporate Developments

and New Growth Strategy

OTTAWA, Canada – April 17, 2017 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that its Board of Directors has approved a plan to transform its business into a growth-oriented diversified holding company by acquiring businesses that will operate alongside the Company’s intellectual property licensing business.  As part of this transformation, WiLAN will:

1.	Change its name to Quarterhill Inc. (“Quarterhill”) on or about June 1, 2017.

2.

Effective immediately, implement the following management changes:  Paul McCarten, Chairman of the Board of Directors will become Independent Lead Director.  James Skippen, President & CEO, will become Executive Chairman.  Shaun McEwan, CFO, will become Interim CEO.  Steve Thompson, VP Finance will become Interim CFO.  The Board of Directors has begun the search for a full-time CEO.

Quarterhill’s growth strategy will focus on acquiring technology companies in the Industrial Internet of Things (“IIoT”) segment across multiple verticals.  The acquisition strategy will target companies with a broad range of products and services that capture, analyze and interpret data, and that have strong financial performance, excellent management teams, strong intellectual property underpinnings and significant opportunities to develop long-term recurring and growing revenue streams.  The acquired businesses will operate independently as subsidiaries of Quarterhill.  WiLAN will continue as a key subsidiary of Quarterhill focusing on patent licensing.

“Over the past several years we have considered multiple options for how to best leverage our capital to grow the business and increase shareholder value,” said James Skippen, Executive Chairman of WiLAN.  “This strategy provides an ideal opportunity for us to diversify and inject new growth into the business, while addressing the “lumpy” financial performance that has come to be associated with stand-alone patent licensing businesses.  Because the environment for patent licensing companies has changed so much over the past decade, we have concluded that patent licensing as a stand-alone business will not meet our long-term objectives as a public company. However, the knowledge and experience we have gained as a leader in the patent licensing industry are directly applicable to identifying promising technology businesses with a focus on the IIoT segment.  We will be looking for opportunities to expand our Board and senior management team with additional M&A and IIoT experience.

“WiLAN has a very strong established brand in the intellectual property licensing industry, which we

Press release

will continue to build-on.  Following the change of its name to Quarterhill, WiLAN will continue the intellectual property licensing business as a subsidiary of Quarterhill.  For the year ended December 31, 2016, WiLAN generated revenues of $92.9 million, earnings before interest, taxes, depreciation and amortization of $53.7 million and cash from operations of $36.8 million.  The future focus will be on generating positive cash flow and consistent performance from the patent business.

“In my new role as Executive Chairman I will oversee the strategic direction and chair the Board of Quarterhill.  I will also oversee operations in the patent licensing part of the business on a temporary basis while we seek a permanent leader of this important part of our business.  It is expected that even after we appoint a permanent leader of the patent licensing business, I will continue to assist on a part-time basis with patent licensing operations.  This fits with my own personal plans and allows an evolution in the leadership of the Company.”

WiLAN has a strong balance sheet to support this growth strategy and has no intention of changing its dividend policy.  At December 31, 2016, the Company had $107.7 million (CDN $143.1 million) in cash and cash equivalents and no debt.

Conference Call Information: April 17, 2017 at 4:30 PM ET

WiLAN will conduct a conference call to discuss this announcement today at 4:30 PM Eastern Time. WiLAN Executive Chairman, James Skippen and Interim CEO, Shaun McEwan will host the call.

Access Information

A live audio webcast will be available at http://bit.ly/2p2ScSK

•To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)

•To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

A webcast of the call will be archived for 90 days and is available at http://bit.ly/2p2ScSK

A replay will also be accessible by telephone until 11:59 PM ET on April 24, 2017.

Replay Number (Toll Free): 1.855.859.2056

Replay Number (International): 1.416.849.0833

Replay Password: 7567329

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ.  For more

www.wilan.com© copyright Wi-LAN 20172

Press release

information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 10, 2017 annual information form for the year ended December 31, 2016 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Dave Mason

Investor Relations

LodeRock Advisors Inc.

T: 613.688.1693

E: dave.mason@loderockadvisors.com

www.wilan.com© copyright Wi-LAN 20173